We Are Kula, LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period April 24, 2018 (Inception) to December 31, 2018
Revenue	$ 110
Cost of sales	-
Gross profit	110
Expenses:	
Advertising	6,285
Bank fees	883
Computer and Internet	4,875
Dues and subscriptions	1,249
Rent	22,808
Legal and professional	3,159
Meals and entertainment	554
Office expenses	6,949
Payroll expenses	44,202
Subcontractors	3,855
General and administrative	12,945
Total expenses	107,764
Operating loss	(107,654)
Other income / (expense)	
Depreciation	(1,114)
Interest	(313)
Net loss	$ (109,081)